

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2014

Via E-mail
William T. Nanovsky
Senior Vice President and Chief Financial Officer
Swisher Hygiene, Inc.
4725 Piedmont Row Drive, Suite 400
Charlotte, NC 28210

     Re: **Swisher Hygiene, Inc.**
              Form 10-K for fiscal year ended December 31, 2012
              Filed May 1, 2013
              File No. 1-35067

Dear Mr. Nanovsky:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Robert F. Telewicz Jr.

              Robert F. Telewicz, Jr.
              Senior Staff Accountant